UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the

Securities Exchange Act of 1934

Dated: October 24, 2008

Commission File Number: 001-13184

TECK COMINCO LIMITED

(Exact name of registrant as specified in its charter)

Suite 3300 – 500 Burrard Street, Vancouver, British Columbia V6C 0B3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                   Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Cominco Limited (Registrant)

Date: October 24, 2008	By:	/s/ KAREN L. DUNFEE
Karen L. Dunfee Corporate Secretary

For Immediate Release	Date:	October 23, 2008

08-34-TC

TECK AND FORDING CONFIRM EXPECTED CLOSING DATE OF ARRANGEMENT
AND ANNOUNCE TRADING HALT AND SETTLEMENT DETAILS

Vancouver, October 23, 2008 – Teck Cominco Limited (TSX: TCK.A and TCK.B, NYSE: TCK) and Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today announced that Fording and Teck have provided notice to the Toronto Stock Exchange and the New York Stock Exchange that closing of the previously announced arrangement involving the sale by Fording of all of its assets to Teck is expected to occur before 9:30 a.m. (Eastern Standard Time) on October 30, 2008.

As a result, the TSX has issued a bulletin confirming that mandatory special settlement rules will apply to the units of Fording trading on the TSX. In particular:

●	All trades on October 27, 2008 will be for special two day settlement on October 29, 2008. These trades will be entered into the CDS system with a settlement date of October 29, 2008.
●

All trades on October 28, 2008 will be for special cash settlement the following business day, October 29, 2008. These trades will be entered into the CDS system with a settlement date of October 29, 2008.

●	All trades on October 29, 2008 will be for special cash same day settlement, October 29, 2008.

The NYSE has also issued a bulletin confirming that the NYSE will implement a trading halt of the Fording units for the three trading days immediately prior to the effective date of the arrangement such that there will be no trading in the units on the NYSE commencing on the opening of trading on October 27, 2008 and continuing through close of markets on October 29, 2008. Trades in the units made on the NYSE on October 24, 2008 will settle on October 29, 2008.

Tax Considerations

Holders of units should be aware of the Canadian income tax consequences of the arrangement summarized under “Certain Tax Considerations for Unitholders – Certain Canadian Federal Income Tax Considerations” in Fording’s management information circular dated September 6, 2008, including the treatment of amounts payable to holders of units under the arrangement. In particular, for Canadian federal income tax purposes, Fording expects that all or substantially all of the distributions and other amounts payable to holders of units under the arrangement, including all cash amounts and the fair market value of any Class B subordinate voting shares of Teck, will constitute ordinary income to holders of units and, in the case of non-resident holders of units, will be subject to Canadian non-resident withholding tax. This income inclusion cannot be offset by capital losses, if any, recognized as a result of the arrangement. Taxable holders of units who are resident in Canada and who hold their units on capital account and holders of units who are not residents of Canada will want to consider disposing of their units on the TSX or the NYSE with a settlement date that is prior to the closing date of the arrangement and should consult their own tax and investment advisors with regard to this decision.

About Teck

Teck is a diversified mining company, headquartered in Vancouver, Canada. Teck’s shares are listed on the TSX under the symbols TCK.A and TCK.B and on the NYSE under the symbol TCK.  Teck is a world leader in the production of zinc and metallurgical coal and is also a significant producer of copper, gold and specialty metals.  Further information can be found at www.teck.com.

About Fording

Fording Canadian Coal Trust is an open-ended mutual fund trust and one of the largest royalty trusts in Canada. Fording holds a 60% interest in the metallurgical coal operations of the Elk Valley Coal Partnership. Fording’s units are traded on the TSX under the symbol FDG.UN and on the NYSE under the symbol FDG.

Forward-Looking Information Advisory

This press release contains forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and the Ontario Securities Act relating, but not limited to, Fording’s and Teck’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.

Readers are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate.

The forward-looking statements are based, in part, on certain assumptions, including, but not limited to: the implementation by the TSX and NYSE of the special settlement rules and trading halt described above, respectively, in the manner provided for in their respective bulletins, no termination rights exercised pursuant to the arrangement agreement between Fording and Teck or pursuant to the credit agreements respecting

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the $9.8 billion bridge and term loan facilities of Teck as described in the joint news release of Teck and Fording dated September 30, 2008, and completion of the sale of Teck’s units of Fording as described in Teck’s news release dated October 13, 2008.

The forward-looking statements are subject to certain risks, which include, but are not limited to, a “major default” under the Teck credit agreements (as described above), the failure by Teck to obtain sufficient proceeds from the sale of its units of Fording to complete the arrangement, the amount of residual liabilities of Fording exceeding certain levels in the circumstances described above, a material and adverse change in the anticipated tax treatment of the arrangement, the occurrence of any event, change or other circumstances that could give rise to the termination of the arrangement agreement, or the delay of consummation of the arrangement or failure to complete the arrangement for any other reason. Fording and Teck caution that the list of risks and assumptions set forth or referred to above is not exhaustive. Some of the risks, uncertainties and other factors which may negatively affect the reliability of forward-looking information are discussed in Fording’s management information circular dated September 6, 2008, as well as in Fording’s and Teck’s respective public filings with the Canadian and United States securities regulatory authorities, including their most recent annual information forms, annual reports, management’s discussion and analysis, quarterly reports, material change reports and new releases. Fording’s public filings are available through Fording’s website at www.fording.ca. Copies of Fording’s Canadian public filings are available on SEDAR at www.sedar.com. Fording’s public filings in the United States, including Fording’s most recent annual report on Form 40-F and its filings on Form 6-K, are available at www.sec.gov. Teck’s public filings are available through Teck’s website at www.teck.com. Copies of Teck’s Canadian public filings are available on SEDAR at www.sedar.com. Teck’s public filings in the United States are available at www.sec.gov. Fording and Teck further caution that information contained on, or accessible through, these websites is current only as of the date of such information and may be superseded by subsequent events, public statements or filings. Neither Fording nor Teck undertakes any obligation to update publicly or otherwise revise any information, including any forward-looking information, whether as a result of new information, future events or other such factors that affect this information, except as required by law.

FOR FURTHER INFORMATION PLEASE CONTACT:

Teck Cominco Limited

Investor Relations Contact:

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Greg Waller

Vice President, Investor Relations & Strategic Analysis

Teck Cominco Limited

(604) 699-4014

email: greg.waller@teck.com

Fording Canadian Coal Trust

Investor Relations Contact:

Colin Petryk

Fording Canadian Coal Trust

Director, Investor Relations

(403) 260-9823

Najda Dupanovic

Fording Canadian Coal Trust

Coordinator, Investor Relations

(403) 260-9892

email: investors@fording.ca

Media Contact:

John Lute

Lute & Company

(416) 929-5883 x222

email: jlute@luteco.com

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